HYGGE INTEGRATED BRANDS CORP.

1 Yonge Street, Unit 1801,

Toronto, ON M5E 1W7

U.S. Securities & Exchange Commission                                                                                June 25, 2020

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Tom Jones

            Division of Corporation Finance

            Office of Manufacturing

Re:      Hygge Integrated Brands Corp.

            Amendment No.2 to Registration Statement on Form S-1

            Filed May 26, 2020

            File No. 333-237603

Dear Sirs/Mesdames:

Further to your communication with our attorney Sharon D. Mitchell in respect of our amended registration statement on Form S-1/A, we have updated our Registration Statement as required.

Sincerely,

/s/ Elena Krioukova

Elena Krioukova

Principal Executive Officer